SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                           HALLADOR PETROLEUM COMPANY
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    406092205
                                 (CUSIP Number)

                                 DAVID C. HARDIE
                              740 University Avenue
                          Sacramento, California 95825
                                 (916) 920-5186
                                 --------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 March 15, 2002
                                 --------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. __

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   406092205                                         Page 2 of 7 Pages.
          ------------                                        ------------------


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY)

         DAVID C. HARDIE
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             a [X ]
                                                                       b [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         WC, PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                              [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                          7.     SOLE VOTING POWER

            NUMBER OF                                       0
             SHARES                       --------------------------------------
           BENEFICIALLY                   8.     SHARED VOTING POWER
             OWNED
             BY EACH                                   3,791,259
            REPORTING                     --------------------------------------
           PERSON WITH                    9.     SOLE DISPOSITIVE POWER

                                                            0
                                          --------------------------------------
                                          10.    SHARED DISPOSITIVE POWER

                                                       3,791,259
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,791,259
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.45%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

 CUSIP No.     406092205                                      Page 3 of 7 Pages.
           -----------------                                  ------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY)

         STEVEN HARDIE
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              a [X ]
                                                                        b [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         WC, PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------

                                          7.       SOLE VOTING POWER

             NUMBER OF                                    0
              SHARES                      --------------------------------------
            BENEFICIALLY                  8.       SHARED VOTING POWER
               OWNED
              BY EACH                                  3,791,259
             REPORTING                    --------------------------------------
            PERSON WITH                   9.       SOLE DISPOSITIVE POWER

                                                          0
                                          --------------------------------------
                                          10.      SHARED DISPOSITIVE POWER

                                                        3,791,259
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,791,259
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  53.45%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

     This statement relates to the voting Common Stock, $.01 par value ("Common Stock"), of Hallador Petroleum Company, a Colorado corporation (the "Company"). The address for the Company's principal executive offices is 1660 Lincoln Street, Suite 2700, Denver, Colorado 80264.

Item 2.  Identity and Background.
         -----------------------

     This statement is file by David C. Hardie and Steven Hardie. David C. Hardie is the Chairman of the Company. He is also the president of Hallador, Inc. a financial service company located at 740 University Avenue, Suite 110, Sacramento, CA 95825 and a stockbroker with Beckman Securities. His principal business address is also 740 University Avenue, Suite 110, Sacramento, CA 95825.

     Steven Hardie's principal occupation is that of a film producer. His principal business address is 740 University Avenue, Suite 110, Sacramento, CA 95825.

     None of the reporting persons have, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violations with respect to such laws.

     David C. Hardie and Steven Hardie are brothers and citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     All shares of Common Stock were primarily acquired through personal funds and/or working capital of the reporting persons. On March 15, 2002, Robert Hardie Q-Tip Trust, Douglas Hardie Sep. Prop. Trust, Janet Hardie Sep. Prop. Trust, Douglas & Janet Hardie CPT, David Hardie Sep. Prop. Trust , Janice Hardie Sep. Prop. Trust, David & Janice Hardie CPT, Steven Hardie Sep. Prop. Trust, Marilyn Hardie Sep. Prop. Trust, Robin Hardie Sep. Prop. Trust, Robin Hardie SPT
- Grandchildren Trust, Robin Hardie Future Interest Trust, Cory Ritchie Sep. Prop. Trust, Cory Ritchie SPT- Grandchildren Trust, Ryan Ritchie, Cory Ritchie Future Interest Trust, Kirk Hardie Sep. Prop. Trust, Kirk Hardie SPT - Grandchildren Trust, Kirk Hardie Future Interest Trust, Brad Hardie SPT -
Grandchildren Trust, Bradford Hardie Future Interest Trust, Joseph Hardie - Grandchildren Trust, Alexander Hardie Custodian, Alexander Hardie - Grandchildren Trust, Alexander Hardie Present Interest Trust, Steven Hardie Issue Future Interest Trust, Bald Mountain Corp/Hillsdale, Browns Valley Corp., Three-Gee Partners, Douglas Inc., Melissa Inc., David Inc., Steven Inc.,

K.R.H.I., L.P., B.W.H.I., L.P., J.S.H.I., L.P., Hardie Descendants Trust - 25% to DHI, Douglas Hardie Descendants' Trust, Hallador Venture Fund I, and Hallador, Inc. (collectively referred to herein as "Entities"), and David C. Hardie and Steven Hardie (collectively referred to herein as "Nominees") entered into an Amended and Restated Assignment and Nominee Agreement ("Agreement"), as more fully described in Item 4. The Entities entered into the Agreement for the purpose of consolidating the Shares owned by the various entities and trusts held by the Hardie family members, and no separate consideration in cash or property was paid by Nominees to the Entities in consideration of the Agreement.

Item 4.  Purpose of the Transactions.
         ---------------------------

     This filing refers to an Amended and Restated Assignment and Nominee Agreement dated March 15, 2002 (the "Agreement") between the Entities and
Nominees, pursuant to which, among other things, the parties have agreed, subject to certain exceptions, that (i) each of the Entities assign all its interest to the Common Stock now or in the future ("Shares") to Nominees; (ii) Each of the Nominees has sole dispositive power over the Shares, provided that Nominees promptly remits to the Entities any revenue or proceeds with respect to such Shares; and (iii) the Nominees have sole voting power over such Shares, provided that prior to any major Company transaction such as mergers, consolidation, dissolution, re-capitalization and the likes, the Nominees shall first try to seek instructions from the Entities. The foregoing summary of the Agreement is qualified in its entirety by reference to a copy of the Agreement included as Exhibit B to this Schedule 13D and incorporated herein in its entirety by reference.

     The reporting persons are holding the Shares principally for investment purposes and incident to operation of the Company. The reporting persons have no current plans or proposals which relate to or would result in any of the following:

        (i)  An   extraordinary   corporate   transaction,   such   as  a
merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (ii) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (iii) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (iv) Any material change in the present capitalization or dividend policy of Company;

        (v) Any other material change in the Company's business or corporate structure;

        (vi) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (vii) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (viii) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (ix)   Any action similar to any of those enumerated above.

     The reporting persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) As of February 11, 2002, each of the reporting persons beneficially owns 3,791,259 shares of Common Stock which represents approximately 53.45% of the Common Stock, based on 7,093,150 shares outstanding as of November 14, 2001.

     (b) The following table sets forth the number of shares of Common Stock as to which the person has (1) the sole power to vote or direct the voting of the shares of Common Stock, (2) the sole power to dispose or to direct the disposition of the shares of Common Stock, or (3) shared power to vote or direct the vote of or dispose or to direct the disposition of the shares of Common
Stock:

                        Sole            Sole Power          Shared Voting and
                     Voting Power     of Disposition       Power of Disposition
                     ------------     --------------       --------------------
David C. Hardie           0                 0                    3,791,259
Steven Hardie             0                 0                    3,791,259


     (c) The reporting persons have not effected any transaction in the shares of Common Stock within the past sixty days, except that on December 31, 2001, the reporting persons, in a private negotiated transaction, acquired 432,776 shares of Common Stock at $1.00 per share from other family members.

     (d) Under the Agreement, the Entities have a right to dividends and proceeds from the sale of Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

     Other than the foregoing, the Agreement, to the best knowledge of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Exhibit A - Joint Filing Agreement
         Exhibit B - Amended and Restated Assignment and Nominee Agreement




                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. This signature page may be executed in one or more counterparts, each of which shall constitute one and the same instrument.

Dated:       March 19, 2002             /S/ DAVID C. HARDIE
             --------------             --------------------------------
                                        David C. Hardie, an Individual


             March 19, 2002             /S/ STEVEN HARDIE
             --------------             --------------------------------
                                        Steven Hardie, an Individual

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he knows or has reason to believe that such information is not accurate.

   Dated:   March 19, 2002                 /S/ DAVID C. HARDIE
                                           --------------------------------
                                           David C. Hardie



            March 19, 2002                 /S/ STEVEN HARDIE
                                           --------------------------------
                                           Steven Hardie

                                    EXHIBIT B

             AMENDED AND RESTATED ASSIGNMENT AND NOMINEE AGREEMENT

     This Amended and Restated Assignment and Nominee Agreement (the "Agreement"), is entered into as of March 15, 2002, by and between David Hardie and Steven Hardie (individually referred to as "Nominee" and collectively referred to as "Nominees") and the various entities named in the attached
Schedule I (individually, each a "Entity" and collectively, the "Entities"), al of whom are collectively referred to as the "Parties".

                                   WITNESSETH:

     WHEREAS, the Entities each individually own shares of Common Stock ("Shares") of Hallador Petroleum Company ("Hallador"), a Colorado corporation, in the number of Shares set opposite to its name on Schedule I;

     WHEREAS, the Entitles entered into Assignment and Nominee Agreement dated December 1, 1997, in which they assigned all rights to the Shares to the Nominees for their management and disposition;

     WHEREAS, the Parties wish to reaffirm their arrangement with respect to the Shares and with respect to any future acquired Shares by entering into this Agreement;

     Now, therefore, in consideration of the premises and the representations, warranties, covenants, and agreements hereinafter set forth, the parties hereto hereby agree as follows:

     1. Representations. Each Entity hereby represents and warrants that (i) it possesses the requisite power and authority to execute, deliver, and perform this Agreement, to appoint the Nominees, and each of them, as its Proxy (as defined below), and to consummate the transactions contemplated hereby; (ii) this Agreement has been duly executed and delivered by each Entity and constitutes a legal, valid, and binding obligation of such Entity; (iii) there is no other beneficial owner of any of the Shares or any other interest therein whose consent is required for the execution and delivery of this Agreement or for the consummation of the transactions contemplated hereby; (iv) the execution and delivery of this Agreement by such Entity does not, and the performance of this Agreement by such Entity will not, (A) conflict with or violate any other agreement of such Entity, (B) conflict with or violate any law applicable to such Entity, (C) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, acceleration, or cancellation of, or result in the creation of a lien or encumbrance on the Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which such Entity is a party or by which Such Entity or its Shares are bound or affected, or (D) require any consent, approval, authorization or permit of, or filing by such Entity with or notification to, any governmental or regulatory authority, domestic or foreign, other than any necessary filing under the Securities Exchange Act of 1934, as amended ("1934 Act").

     2. Title to Shares. Each Entity is the sole owner of the Shares held by such Entity as of the date of this Agreement, free and clear of any pledge, lien, security interest, mortgage, claim, proxy, voting restriction or other voting trust, agreement, understanding, or arrangement of any kind, right of first refusal or other limitation on disposition, adverse claim of ownership, or other encumbrance of any kind, other than restrictions imposed by securities laws or pursuant to this Agreement.

     3. Assignment of Shares. Each Entity hereby assign all of its rights, title and interest to the Shares now in its possession, and in the future, to the Nominees for their individual management and control, including but not limited to the right to sell, assign or otherwise dispose such Shares on behalf of such Entity as such Nominee sees fit. Each Entity will take such further action and execute such other documents as may be necessary to effectuate the intent of this Section 3. Nominees agree to disclaim all beneficial interest to the Shares of the Entitles and to remit to the Entities any revenues or proceeds with respect to such Shares that it manage and control on behalf of such Entity pursuant to this Agreement.

     4. Proxy. (a) Each Entity hereby revokes all prior proxies or powers of attorney with respect to any of its Shares. Each Entity hereby constitutes and appoints Nominees, and each of them, with full power of substitution and resubstitution at any time from the date of this Agreement until its termination, pursuant to Section 8 (the "Term"), as its true and lawful attorney and proxy ("Proxy"), for and in its name, place, and stead, including the right to vote each Share held by such Entity as its Proxy as the Nominee sees fit, only limited to the rights of the Entities as set forth in Section 4(b) below, as well as take all other actions pursuant to such rights including demanding, adjourning, or postponing meeting of the stockholders of Hallador, including the right to sign its name (as stockholder) to any consent, certificate, or other document relating to Hallador that the law of the State of Colorado might permit or require.

         (b) In the event Hallador seeks consent or vote on a major corporate transaction such as mergers, consolidation, dissolution, recapitalization or the like, the Nominees shall first seek instructions from each Entities by submitting a notice seeking instructions from such Entity pursuant to Section
11. Upon receipt of such instructions, the Nominees shall vote in accordance with the written instructions received from such Entity. If such Entity fails to provide instructions within fifteen (15) days upon receipt of such notice, the Nominees shall vote such Shares of the Entity as the Nominee deems appropriate.

          (c) THE FOREGOING PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST THROUGHOUT THE TERM. Each Entity will take such further action and execute such other documents as may be necessary to effectuate the intent of this Section 4.

     5. Restrictions on Transfer, Proxies and Non-Interference. Each Entity hereby agrees, during the Term, and except as contemplated hereby, the Entities will not take any action that would make any representation or warranty of the Entity contained herein untrue or incorrect or have the effect of preventing or disabling the Nominees from performing the rights under this Agreement.

     6. Disclosure. The Entitles hereby authorizes the Nominees to file any and all reports deemed necessary by the Nominees under the Securities Act of 1933, as amended and the 1934 Act.

     7. Termination. This Agreement shall terminate and be of no further force and effect by the written mutual consent of the Nominees and a majority of the Entities hereto. The termination of this Agreement shall not relieve any party hereto from any liability for any breach of this Agreement prior to termination.

     8. Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

     9. Limitation on Liability. Each Entity severally agrees that in no event shall the Nominees be liable to the Entities for any direct, indirect, consequential, special, exemplary, punitive or incidental damages including, but not limited to, lost profits or other economic loss (whether arising from breach of contract, tort, strict liability or otherwise) arising under the Agreement provided that Nominees acted in good faith and exercised reasonable diligence.

     10. Indemnification. Each Entity shall defend, indemnify, and hold the Nominees harmless from and against any claims, losses, actions, demands or damages, including reasonable attorney's fees, arising out of the Nominees' action, inaction or performance under this Agreement. This indemnity shall not apply to the extent the portion of such claim, liability, loss, cost, damage or expense is the result of the negligence or willful misconduct of the Nominee.

     11. Notices. All notices, requests, demands or other communications hereunder shall be deemed to have been duly given if delivered or mailed by certified or registered mail if to the Nominees at 740 University Avenue, Suite 110, Sacramento, California 95825, Attn: David Hardie, and if to the Entity at the address set forth on the signature page hereto, or to such other address of which either party may notify the other party.

     12. Severability. In the event that any provision in this Agreement is held invalid, illegal, or unenforceable in a jurisdiction, such provision shall be modified or deleted as to the jurisdiction involved but only to the extent necessary to render the same valid, legal, and enforceable. The validity, legality, and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality, or enforceability of such provision be affected thereby in any other jurisdiction.

     13. Entire Agreement. This Agreement, as each may be amended from time to time, constitute the entire agreements among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect thereto.

     14. Assignment. No party may assign or delegate this Agreement or any right, interest, or obligation hereunder.

     15. No Third-Party Beneficiaries. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by only the parties hereto, their respective successors, and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any person, other than the parties hereto, their respective successors, and permitted assigns, any rights, remedies, obligations, or liabilities of any nature whatsoever.

     16. Further Assurance. Each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

     17. No Waiver. The failure of any party hereto to exercise any right, power, or remedy provided under this Agreement or otherwise available at law or in equity, the failure of any party hereto to insist upon compliance by any other party hereto with its obligations hereunder, or the existence of any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power, or remedy or to demand such compliance.

     18. Specific Performance. The parties hereto acknowledge that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or otherwise breached. Accordingly, the parties agree that an aggrieved party shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law, or in equity.

     19. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without effect to provisions thereof relating to conflicts of law.

     20. Headings. The descriptive headings in this Agreement were included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.





                      [THIS SPACE INTENTIONALLY LEFT BLANK]

     22. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                       /S/ DAVID C. HARDIE
THE NOMINEES:                          -----------------------------------------
                                       David C. Hardie

                                       /S/ STEVEN HARDIE
                                       -----------------------------------------
                                       Steven Hardie

THE ENTITIES:                          Robert Hardie Q-Tip Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Douglas Hardie Sep. Prop. Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Janet Hardie Sep. Prop. Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------


                                       Douglas & Janet Hardie CPT


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------

                                       David Hardie Sep. Prop. Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Janice Hardie Sep. Prop. Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       David & Janice Hardie CPT


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------

                                       Steven Hardie Sep. Prop. Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Marilyn Hardie Sep. Prop. Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Robin Hardie Sep. Prop. Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Robin Hardie SPT - Grandchildren Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------

                                       Robin Hardie Future Interest Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Cory Ritchie Sep. Prop. Trust


                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:     Trustee
                                           Address:
                                                   -----------------------------



                                       Cory Ritchie SPT - Grandchildren Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Ryan Ritchie


                                       -----------------------------------------
                                       Address:
                                               ---------------------------------
                                               ---------------------------------

                                       Cory Ritchie Future Interest Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Kirk Hardie Sep. Prop. Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Kirk Hardie SPT - Grandchildren Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Kirk Hardie Future Interest Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------

                                       Brad Hardie SPT - Grandchildren Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Bradford Hardie Future Interest Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Joseph Hardie - Grandchildren Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Alexander Hardie Custodian


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Custodian
                                          Address:
                                                  ------------------------------

                                       Alexander Hardie - Grandchildren Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Alexander Hardie Present Interest Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Steven Hardie Issue Future Interest Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------

                                       Three-Gee Partners


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     General Partner
                                          Address:
                                                  ------------------------------

                                       K.R.H.I., L.P.


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     General Partner
                                          Address:
                                                  ------------------------------



                                       B.W.H.I., L.P.


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     General Partner
                                          Address:
                                                  ------------------------------

                                       J.S.H.I., L.P.


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     General Partner
                                          Address:
                                                  ------------------------------



                                       Hardie Descendants' Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------



                                       Douglas Hardie Descendants' Trust


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     Trustee
                                          Address:
                                                  ------------------------------

                                       Hallador, Inc.


                                       By:
                                          --------------------------------------
                                          Name:
                                          Title:     President
                                          Address:
                                                  ------------------------------

                                   SCHEDULE I


--------------------------------------------------------------------------------
Entity                                                          Number of Shares
================================================================================
Robert Hardie Q-Tip Trust                                            823,041
--------------------------------------------------------------------------------
Douglas Hardie Sep. Prop. Trust                                       85,938
--------------------------------------------------------------------------------
Janet Hardie Sep. Prop. Trust                                         70,919
--------------------------------------------------------------------------------
Douglas & Janet Hardie CPT                                            26,692
--------------------------------------------------------------------------------
David Hardie Sep. Prop. Trust                                        182,983
--------------------------------------------------------------------------------
Janice Hardie Sep. Prop. Trust                                        65,094
--------------------------------------------------------------------------------
David & Janice Hardie CPT                                             67,714
--------------------------------------------------------------------------------
Steven Hardie Sep. Prop. Trust                                       247,789
--------------------------------------------------------------------------------
Marilyn Hardie Sep. Prop. Trust                                       22,971
--------------------------------------------------------------------------------
Robin Hardie Sep. Prop. Trust                                        124,174
--------------------------------------------------------------------------------
Robin Hardie SPT - Grandchildren Trust                                32,764
--------------------------------------------------------------------------------
Robin Hardie Future Interest Trust                                    91,008
--------------------------------------------------------------------------------
Cory Ritchie Sep. Prop. Trust                                        139,805
--------------------------------------------------------------------------------
Cory Ritchie SPT - Grandchildren Trust                                10,917
--------------------------------------------------------------------------------
Ryan Ritchie                                                           8,000
--------------------------------------------------------------------------------
Cory Ritchie Future Interest Trust                                    78,662
--------------------------------------------------------------------------------
Kirk Hardie Sep. Prop. Trust                                          33,654
--------------------------------------------------------------------------------
Kirk Hardie SPT - Grandchildren Trust                                 10,917
--------------------------------------------------------------------------------
Kirk Hardie Future Interest Trust                                    137,772
--------------------------------------------------------------------------------
Brad Hardie SPT - Grandchildren Trust                                 10,930
--------------------------------------------------------------------------------
Bradford Hardie Future Interest Trust                                 20,355
--------------------------------------------------------------------------------
Joseph Hardie - Grandchildren Trust                                   16,382
--------------------------------------------------------------------------------
Alexander Hardie Custodian                                            16,194
--------------------------------------------------------------------------------
Alexander Hardie - Grandchildren Trust                                16,382
--------------------------------------------------------------------------------
Alexander Hardie Present Interest Trust                              169,206
--------------------------------------------------------------------------------
Steven Hardie Issue Future Interest Trust                             75,035
--------------------------------------------------------------------------------
Three-Gee Partners                                                    43,813
--------------------------------------------------------------------------------
K.R.H.I., L.P.                                                        56,279
--------------------------------------------------------------------------------
B.W.H.I., L.P.                                                       207,609
--------------------------------------------------------------------------------
J.S.H.I., L.P.                                                       184,913
--------------------------------------------------------------------------------
Hardie Descendants' Trust                                            412,476
--------------------------------------------------------------------------------
Douglas Hardie Descendants' Trust                                      2,558
--------------------------------------------------------------------------------
Hallador, Inc.                                                       298,313
================================================================================
Total:                                                             3,791,259
--------------------------------------------------------------------------------